Exhibit 99.1

Pembina Pipeline Corporation Announces 2021 Guidance and Provides Business Update

All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"). For more information see "Non-GAAP Measures" herein.

CALGARY, AB, Dec. 14, 2020 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) is pleased to provide its 2021 financial guidance, announce the reactivation of two previously deferred growth projects, and deliver an end-of-year business update. The Company is also providing an update on its joint venture petrochemical facility.

Summary

  Pembina expects 2021 adjusted EBITDA of $3.2 to $3.4 billion and a 2021 capital investment program of $785 million.
  The Company is re-activating the Phase VII Peace Pipeline Expansion and Empress Co-generation Facility growth projects.
  Pembina and its partner continue to evaluate their joint venture petrochemical facility, however the significant risks arising from the ongoing COVID-19 pandemic, most notably with respect to project costs, require the joint venture to suspend execution of the project indefinitely.
  The Company's 2021 capital investment program is fully funded by cash flow from operating activities after dividends at the low end of the adjusted EBITDA guidance range. Progressing towards the higher end of the guidance range will see Pembina generate incremental discretionary cash, which will be available for debt reduction, or opportunistic common share repurchases.
  Pembina intends to make an application for a normal course issuer bid, which would enable the repurchase of up to five percent of its outstanding common shares over a 12-month period.

Executive Comment

Pembina is proud of the results we have delivered throughout 2020 in the face of unprecedented challenges arising from the COVID-19 pandemic. Operationally, our staff, and the front-line workers in particular, have delivered safe, reliable and uninterrupted service for our customers despite a difficult and uncertain environment. Financially, the resilience and predictability of Pembina's business has once again been proven, as it was during the 2009 financial crisis and 2015 commodity price downturn, further validating our long-term strategy, recent diversification efforts and steadfast commitment to the Company's financial guardrails. Finally, everyone at Pembina has demonstrated great personal leadership and fortitude in adapting to new ways of working and supporting each other and our communities during this difficult year.

For more information on Pembina's significant assets, including as such relate to definitions for capitalized terms used herein and not otherwise defined, refer to Pembina's Annual Information Form (the "AIF") filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and at www.pembina.com.

As we close out 2020, our attention is firmly on the future and the role Pembina will continue to play in providing essential transportation and midstream services to our customers and end users. These services ultimately ensure that our society has the essential energy needed to power businesses and hospitals, fuel cars, heat homes, cook food and support overall quality of life.

While the topic of energy transition has become more prominent over the past few months, Pembina believes that significant structural changes to the world's energy systems will have to evolve over many decades. Most credible third-party forecasts highlight the continued importance of oil and natural gas in powering the global economy. Even by 2050, it is estimated that total energy demand will continue to be met primarily by hydrocarbon energy, alongside a growing contribution from renewable energy. It remains our view that population growth and rising global living standards will continue to drive energy demand higher, and without affordable, reliable and clean energy, social progress may be significantly delayed or entirely at risk. That is why Pembina remains a proud provider of the services that get energy to where the world needs it. We are well positioned to support the growing use of natural gas to reduce global emissions and our proximity to Asia, and its growing energy demand, represents another strategic opportunity. Further, Pembina has many of the core competencies to adjust to a changing energy mix and is positioned to provide infrastructure services for new forms of energy, including energy produced from hydrogen, and carbon sequestration. Moreover, we stand shoulder-to-shoulder with our customers in ensuring Canadian energy is developed and delivered with leading environmental, social and governance ("ESG") standards and practices in place, making it the most ethically produced energy in the world. Pembina was proud to recently release our second full-length sustainability report, which highlights our strong track record as well as priorities for improvement going forward.

Looking more closely at the North American energy industry, for the first time in a while, Pembina views the opportunities in Canada more favorably than the U.S. in the near term owing to relatively lower decline rates, and producers, particularly in the mid-cap space, having comparably stronger balance sheets and a proven ability to live within their own cash flow.

The resilience that Pembina has demonstrated this year is due, in part, to the producing customers that have taken steps to protect their balance sheets and continue generating positive free cash flow despite the decline in commodity prices. While in most cases producers will need to see higher oil prices to grow production, their long-term development plans have been re-affirmed, as has the opportunity for Pembina to grow to meet their infrastructure needs. Overall industry activity levels have stabilized and are increasing, with a particularly promising growth outlook for the northeast British Columbia Montney and Duvernay areas. Pembina views the recent consolidation of oil and gas producers positively and expects more in the coming year. In our view, this consolidation will improve Pembina's overall counterparty credit profile and the combined entities will be generally better positioned to allocate capital to growth opportunities.

Pembina's positive outlook for the energy sector supports the re-start of two important growth projects, which is reflected in our 2021 guidance and capital budget, as discussed in detail below. After a challenging 2020, there is a renewed sense of focus and optimism at Pembina. In responding decisively to the COVID-19 pandemic, we effectively 'hit the pause button' and there is a sense of being able to 'hit play' again in early 2021 given progress on numerous vaccines and an expectation of a return to some economic normalcy.

Business Update

Conventional Pipelines

Pembina has seen activity in its conventional pipelines business steadily improve since the second quarter of 2020, following the rapid decline in commodity prices. Physical throughput in November and December remains stable and trending upward. Since the production lows experienced in late April and early May, Pembina has seen a recovery of approximately 100,000 barrels per day ("bpd") across its conventional pipeline systems, with 2020 exit rates equaling rates seen at the beginning of 2020. With the conventional systems currently operating at, or near, take-or-pay levels, there is tremendous operational leverage as incremental volumes will contribute directly to the Company's financial results.

Pembina has continued to secure firm service commitments on the Peace Pipeline system while extending many existing contracts in the process. Firm volume commitments will reach approximately one million bpd in 2023 and currently, the weighted average term of Peace and Northern pipeline contracts is approximately eight years.

Further, Pembina has minimal contracts expiring on Peace Pipeline in 2021 and continues to progress the renewal of the legacy Phase I and II contracts, which have staggered expiries through to 2027. Pembina has successfully renewed or replaced the Phase I and II contracts that expired in 2019 and 2020 and remains highly confident that the majority of the remaining contracts nearing maturity will be renewed, or their firm capacity resold, thus preserving the current earnings profile. This expectation is based on a variety of compelling factors including:

  the renewal rates on existing contracts are highly competitive;
  Pembina has the ability to transport the full spectrum of liquids, including crude oil, condensate, ethane-plus natural gas liquids ("NGL") mix and propane-plus NGL mix. Further, given the breadth and connectivity of its asset base, Pembina has the unmatched ability to manage off spec or 'grey-zone' condensate for its customers;
  Pembina's Peace, Northern and NEBC pipelines have been developed over decades including more than 150 laterals connecting remote production; storage for all commodity types; connectivity to all major fractionators and LVP delivery points; and integration with the Canadian Diluent Hub and storage terminals, providing unmatched flexibility and certainty, for all key resource plays in Alberta and British Columbia; and
  the Peace and Northern systems can facilitate transfers of capacity for customers with contracts across the system. Receipt point flexibility materially de-risks customer production decisions, allowing them to respond to market forces and changes to their drilling plans.

New Integrated Service Offering

Pembina is pleased to announce that it has entered, directly and through its joint venture affiliates, into long-term, take-or-pay agreements with Pipestone Energy Corp. ("Pipestone Energy") for a fully integrated service offering, including natural gas gathering and processing by Veresen Midstream and liquids transportation and fractionation services by Pembina. Pipestone Energy has also committed to acquire, subject to availability and compliance with regulatory and tariff requirements, long-term natural gas transportation on Alliance Pipeline. This arrangement will utilize available firm capacity at Veresen Midstream's Hythe expansion project and is underpinned by approximately 10-year take-or-pay contracts commencing in the fourth quarter of 2022. Volumes are expected to flow in advance of the commencement of the contracts, beginning in the fourth quarter of 2021. With this arrangement, the Hythe expansion project is now fully committed.

Acquisition of Empress Interest

Pembina has acquired an additional 11.25 percent interest in the Pembina Empress Extraction Plant, of which Pembina currently is the majority owner and operator. The acquisition provides Pembina with 135 million cubic feet per day ("mmcf/d") of incremental ethane-plus extraction capacity at the Empress NGL Extraction Facility.

Ruby Pipeline

Pembina owns a 50 percent convertible, cumulative preferred interest in the Ruby Pipeline ("Ruby"), which provides for distributions of US$91 million annually in priority to distributions on common equity. Ruby has approximately one billion cubic feet per day of capacity under firm contracts, which expire in 2021 and 2026. Ruby has served as a reliable source of natural gas supply for the California market, with throughput averaging nearly 700 mmcf/d since the beginning of 2018. Furthermore, Ruby is a carbon-neutral pipeline and responsible source of natural gas supply to the Pacific Northwest region, providing optimism for its future value.

At the same time, the existing tariff rate on firm contracts that expire in mid-2021 are well in excess of the current spot rates. As such, based on the upcoming expiries and prevailing interruptible tariff rates, along with Rockies basin fundamentals, and the ongoing uncertainty with respect to the timing of the ultimate approval of the Jordan Cove LNG Project, which would ultimately be expected to utilize capacity on Ruby, Pembina expects to take a material impairment on its investment in Ruby in the fourth quarter of 2020. As of September 30, 2020, the carrying value of Pembina's investment in Ruby was $1.3 billion.

Project Updates

Peace Pipeline Expansions

Pembina is reactivating the Phase VII Peace Pipeline Expansion ("Phase VII"). Phase VII includes a new 20-inch, pipeline and associated infrastructure in the LaGlace-Valleyview-Fox Creek corridor and is aimed at meeting transportation needs arising from the growth of condensate supply in the Western Canadian Sedimentary Basin ("WCSB").

Pembina's decision to re-commence construction of Phase VII was based on extensive discussions with its producing customers, validating long-term development plans and leading to a clear understanding and consensus regarding their need for future intra-basin transportation. These discussions confirmed both the need for, and the timing of, Phase VII. Additionally, these discussions confirmed that beyond 2021, there is growing customer demand for transportation services to support development of the Montney resource play, particularly within the liquids-rich LaGlace to Kakwa corridor and northeast British Columbia.

As part of the discussions undertaken with customers, the Company has renegotiated terms with certain customers to align long-term objectives and ultimately secure an additional nearly 600,000 net acres through area-of-dedication agreements ("AODs") or similar instruments, resulting in production from more than two million acres of total land now dedicated to the Peace Pipeline system. Much of the production in respect of land recently dedicated is behind third-party midstream processing plants, the volumes from which, absent these AODs, may have otherwise been available to flow on proposed competing projects.

In addition, Pembina's joint-venture entity, Veresen Midstream, has secured an option from two key customers for NGL extraction rights on up to 750 mmcf/d of natural gas. If the option is exercised by Veresen Midstream, the 15-year agreement would allow for incremental ethane-plus mix of approximately 50,000 bpd.

The capital cost estimate for Phase VII has been revised lower, by approximately $175 million, to $775 million, reflecting a reimagining of the project to optimize the scope with customers' current development plans and transportation requirements. The initial capacity of Phase VII has been reduced from the previous 240,000 bpd, to 160,000 bpd. However, the ability to quickly and efficiently return the project to its original capacity has been retained. The lower capital cost reflects fewer pump stations, as well as additional savings achieved through value engineering and an optimized construction and procurement strategy. Approximately $300 million, or 40 percent, had been invested in the project as of September 30, 2020. Phase VII is now anticipated to be in service in the first half of 2023.

Once Phase VII is complete, Pembina will have 1.1 million bpd of Edmonton area market delivery capacity across the Company's Peace and Northern pipeline systems. Through the re-scoping of Phase VII, Pembina has maintained the ability to reach the previously envisioned ultimate capacity of the Peace system, and will pursue this through a more measured, capital efficient, economic and orderly expansion program focused on higher utilization rates, making the entire system even more competitive.

The previously announced Phase VIII and IX Peace Pipeline expansions were designed to accommodate further customer demand in the Montney area by debottlenecking constraints, accessing downstream capacity, and further enhancing product segregation on the Peace Pipeline system. While these two projects remain deferred, the initial contracts supporting the project are still in place and there remain strong indications of interest for incremental capacity. Value engineering work is ongoing and given strong customer interest, Pembina expects to make a decision in 2021 to re-activate these projects. As of September 30, 2020, Pembina had invested a combined $40 million in these two projects. Reactivation of these projects would have minimal impact on Pembina's 2021 capital program.

Phase VIII and Phase IX would complete the segregation of LVP and HVP products across the system supporting further optimization opportunities. As well, Pembina continues to have the ability to add approximately 200,000 bpd of capacity to its market delivery pipelines from Fox Creek, Alberta to Namao, Alberta through the relatively low-cost addition of pump stations on these mainlines, bringing the total capacity of the Peace and Northern pipelines to 1.3 million bpd. Full segregation of commodities on Peace Pipeline would allow system optimization opportunities due to the reduction of batching and quality management issues. This optimization, previously referred to as Phase X, could create up to an incremental 100,000 bpd of capacity with minimal capital spending.

Empress Co-generation Facility

Pembina is also pleased to announce it is proceeding with the restart of the co-generation facility at the Empress NGL Extraction Facility ("Empress Co-generation Facility"). This is the Company's second co-generation project following the very successful development of a co-generation facility at the Redwater Complex. The Empress Co-generation Facility will use natural gas to generate up to 45 megawatts of electrical power, thereby reducing overall operating costs by providing power and heat to the existing Empress NGL Extraction Facility. All the power will be consumed on site, thereby supplying approximately 90 percent of the site's power requirements. Further, this project will contribute to annual greenhouse gas emission reductions at the Empress NGL Extraction Facility through the utilization of the co-generation waste heat and the low-emission power generated. Pembina anticipates a reduction of approximately 88,000 tonnes of carbon dioxide equivalent per year based on the current energy demand of the Empress NGL Extraction Facility.

The expected capital cost of the project is $120 million, of which approximately 10 percent had been invested as of September 30, 2020. While this project was deferred, Pembina maintained the necessary level of investment to ensure the project remained 'shovel ready', with turbine fabrication now complete and delivery scheduled to occur in the fourth quarter of 2020. The project is trending under budget, having similarly gone through a value engineering exercise during the project deferral period. The revised expected in-service date of this project is now the first quarter of 2023, subject to regulatory and environmental approvals.

Pembina is evaluating two additional opportunities for co-generation facilities at other locations, which would allow the Company to predictably reduce operating costs as well as continue to reduce emissions intensity within the Facilities Division.

CKPC's PDH/PP Facility

Pembina and its partner, Petrochemical Industries Company K.S.C. ("PIC"), continue to evaluate the integrated propane dehydration ("PDH") plant and polypropylene upgrading facility ("PDH/PP Facility") through their joint venture, Canada Kuwait Petrochemical Limited Partnership ("CKPC").

While Pembina continues to believe in the strategic rationale of this project, the significant risks arising from the ongoing COVID-19 pandemic, most notably with respect to costs under the lump sum contract for construction of the PDH plant, which remains under force majeure condition, require CKPC to suspend execution of the project indefinitely. CKPC is working through a process to manage, defer or cancel existing agreements with, among others, the lump-sum consortium, lenders, and technology licensers, in order to minimize the need for additional capital contributions. CKPC will continue to take action to safeguard its existing investment associated with long-lead equipment and intellectual property.

As a result of the uncertainty, in the fourth quarter of 2020 Pembina will be recognizing a material impairment on its investment in CKPC.

Pembina remains committed to its global market access strategy and helping to ensure that hydrocarbons produced in the WCSB, and the other basins where the Company operates, can reach the highest value markets throughout the world.

Prince Rupert Terminal Expansion

Construction of the Prince Rupert Terminal is ongoing and is expected to be completed in the first quarter of 2021. Pembina continues to engineer an expansion of the Prince Rupert Terminal and the ongoing evaluation of this project now contemplates incremental volumes of 25,000 bpd, as well as the use of mid-size gas carriers, which would increase the vessel capacity from 150,000 barrels, to 250,000 barrels, thereby improving economies of scale and competitiveness of the facility by lowering per unit lifting and vessel transport costs to premium markets. In addition, the mid-size gas carriers are fully refrigerated, opening up additional opportunities to serve markets with fully refrigerated terminals, as well as continuing to service other niche markets with smaller, semi-refrigerated handy-size ships. Pembina's rail yard in Redwater, Alberta, is built for unit train capability that provides unique transportation, logistics and cost advantages to Pembina, and will cost-effectively supply the anticipated growth of the terminal. Engineering of the expansion is well advanced, and Pembina expects to make a final investment decision in the first half of 2021.

2021 Guidance

Based on the Company's expectations and outlook for 2021, Pembina is anticipating adjusted EBITDA of $3.2 to $3.4 billion. Relative to 2020, adjusted EBITDA next year will be positively impacted by approximately $1 billion of new assets that will have entered service in 2020 and during the first quarter of 2021, including the Phase VI Peace Pipeline Expansion, Duvernay III, fractionation and terminalling facilities at the Empress NGL Extraction Facility, the Hythe Developments project and the Prince Rupert Terminal. The contribution from new assets will be partially offset by a lower contribution from Ruby Pipeline and the Edmonton South Rail Terminal, and the currently prevailing outlook for a stronger Canadian dollar, relative to the U.S. dollar, in 2021. The Company has hedged approximately 50 percent of its 2021 frac spread exposure, excluding Aux Sable, with these hedges having been systematically entered into throughout 2019 and 2020.

The outlook for 2021 also reflects $100 million of sustained cost savings achieved in 2020. Extending and enhancing 2020 cost savings and efficiencies into 2021 and beyond will be a major focus in 2021. The Company continuously evaluates and implements initiatives to drive efficiency, aiming to create sustainable long-term value for customers, employees, communities and investors. Pembina has engaged a third-party to support the continuation of work underway to consider, configure, and implement high-impact initiatives to create sustainable value through optimization. Pembina expects to further leverage digital technology and predictive analytics to optimize system capacity, increase asset utilization and performance, optimize power requirements, improve margins and create more efficient workflows. Ultimately, these efforts will result in reduced costs and improved organizational productivity.

In addition to the drivers mentioned above, the following factors could contribute to actual results within the 2021 guidance range:

2021 Adjusted EBITDA	Key Contributing Factors
Low End: $3.2 billion

•         Marketing & New Ventures Division results at 2020 levels

•         Crude, condensate and NGL volumes sustained at 2020 average levels

•         Limited or no re-contracting of the Ruby Pipeline firm volume contracts expiring mid-2021

•         Limited interruptible revenue on Alliance Pipeline, consistent with 2020

High End: $3.4 billion

•         Recovery of Marketing & New Ventures Division results to more normalized levels in the historical context of 2018-2020

•         Modest growth in crude, condensate and NGL volumes beyond 2020 average levels

•         Ruby Pipeline firm volume contract expiries in mid-2021 are re-contracted or otherwise replaced with interruptible volumes in excess of current spot rates

•         Interruptible revenue on Alliance Pipeline in excess of 2020, but below 2019, levels

•         Interruptible volumes in the gas services business in excess of 2020, but below 2019, levels

•         Weakening of the Canadian dollar, relative to the U.S. dollar

Current income tax expense in 2021 is anticipated to be $180 to $220 million as Pembina will continue to benefit from the availability of tax pools from assets recently placed into service. This outlook represents a slight decrease compared to the expected expense for 2020, reflecting primarily the reduction of the corporate tax rates in the Province of Alberta, new rules for accelerated capital cost allowances, and a reduction in taxable earnings in certain deferred partnerships.

2021 Capital Expenditures

Pembina's 2021 capital program is expected to be allocated as follows:

($ millions)	2021 Budget (1)
Pipelines Division	$540
Facilities Division	$140
Marketing & New Ventures Division	$25
Corporate	$25
Capital Expenditures	$730
Contributions to Equity Accounted Investees & Advances to Related Parties	$55
Capital Expenditures and Contributions to Equity Accounted Investees & Advances to Related Parties	$785

(1) Capital budget shown in Canadian dollars based on a forecasted average USD/CAD exchange rate of 1.33.

Pembina's Pipelines Division capital investments will be primarily related to the construction of Phase VII, in addition to remaining capital to be spent on projects previously placed into service and smaller growth projects including various new laterals and terminals.

Capital investments in the Facilities Division will be focused on completion of the Prince Rupert Terminal, the Empress Co-generation Facility and the Vancouver Wharves diesel handling expansion project.

Marketing and New Ventures Division capital investments will be focused on ongoing regulatory and permitting requirements related to the Jordan Cove LNG project and advancing Pembina's remaining portfolio of unsecured development opportunities.

Spending within the Corporate segment is primarily targeted at information technology enhancements to further the Company's optimization initiatives.

Contributions to Equity Accounted Investees & Advances to Related Parties primarily relate to various projects at Veresen Midstream.

The Company's 2021 capital program includes:

  $110 million of non-recoverable sustaining capital to support safe and reliable operations;
  $25 million related to the Jordan Cove LNG project;
  $40 million for digital transformation, technology and commercial systems investments; and
  $65 million of flow-through capital that is recoverable from customers.

2021 Capital Allocation and Funding

Pembina has a strong track record of value creation through disciplined capital allocation and the creation of long-term annuities. Over the past 10 years, Pembina has generated 9 and 11 percent compound annual per share growth in earnings and adjusted cash flow from operating activities, respectively. Capital investments have not only grown the Company, but also diversified and de-risked the business.

As a result, Pembina has confidence in its ability to generate long-term shareholder value through capital investment and will continue to first prioritize allocating capital to growth projects with attractive risk-adjusted returns. Unlike other options for capital allocation, investing in growth projects will further enhance Pembina's capabilities, improve customer service and extend the longevity of its long-term, stable cash flow streams.

In 2021, at the low end of the Company's adjusted EBITDA guidance range, the 2021 capital investment program is fully funded by cash flow after dividends. Towards the middle and upper end of the 2021 adjusted EBITDA guidance range, Pembina will generate excess discretionary cash flow, which will be available for debt reduction, or opportunistic common share repurchases, based on the relative risk-adjusted returns of each option. Pembina expects to remain within its financial guardrails with ample liquidity. Leverage metrics are expected to remain within the ranges for a strong 'BBB' credit rating. Pembina has received board approval, and intends to make an application to the TSX, to establish a normal course issuer bid which, subject to TSX approval, would enable the Company to repurchase up to five percent of its outstanding common shares over a 12-month period.

Pembina's commitment to its dividend can be evidenced by examining history. Throughout past commodity and financial cycles, as well as the conversion from a non-taxable to taxable entity, Pembina has maintained and grown its dividend. Dividend increases are typically approved by the Board of Directors in May of each year. Pembina will continue to evaluate the merits of dividend growth relative to other opportunities for capital allocation as 2021 evolves, particularly in consideration of the yield on the dividend.

Earlier this year, prior to the onset of the COVID-19 pandemic and based on unsolicited expressions of interest, Pembina began to explore the potential monetization of certain assets, in the range of $200 to $500 million, which had lower strategic fit or integration potential. These asset sales processes were independent of Pembina's efforts to bolster its financial strength in response to the COVID-19 pandemic. The COVID-19 pandemic, including most notably the resulting physical distancing protocols, as well as the impact to financial markets, were not conducive to full value maximization. As such, Pembina is unlikely to proceed with the sale of material non-core assets in the immediate future. The Company remains open to monetizing assets where a third-party view of intrinsic value exceeds its own.

Advancing Pembina's Portfolio of Other Growth Opportunities

Pembina continues to find opportunities to grow its business and improve customer netbacks by capitalizing on the competitive advantages provided by its diverse and integrated value chain. The Company remains uniquely positioned to drive synergies from previous acquisitions and benefit from new third-party infrastructure set to provide enhanced access to global markets for WCSB-based hydrocarbons. The Canadian energy industry is not egress constrained for the first time in many years and additional third-party egress in the form of Trans Mountain Pipeline expansion, LNG Canada, and Enbridge's Line 3 Replacement should improve relative pricing for Canadian hydrocarbons, support future growth in the WCSB and provide new opportunities for Pembina. Notably, the various oil pipeline projects represent approximately one million bpd of incremental WCSB egress capacity.

The scale, breadth and diversification of Pembina's business inherently provides a strong suite of greenfield, brownfield, optimization and new market development opportunities. These opportunities range in size from a hundred million dollars to several billion dollars and have risk-adjusted rates of return consistent with Pembina's track record. While the timeline is not certain, the Company is diligently advancing several opportunities.

Cochin expansion and reactivation

Pembina has evaluated the capacity of the Cochin Pipeline system and identified opportunities to increase the capacity of the system by up to 50 percent, including 25,000 bpd with little to no capital requirements and an additional 25,000 bpd by investing modest capital in integrity and other upgrades of the system. Pembina also has been approached about several opportunities to reactivate the idle east leg of the Cochin Pipeline system with various service offerings.

The Company is advancing commercial discussions for this incremental Cochin Pipeline capacity, including potential open seasons, all subject to customary regulatory and other approvals, as required.

In combination with these capacity increases, Pembina is evaluating new connections near Chicago, Illinois; Bakken, North Dakota; Hardisty, Alberta; and Empress, Alberta to add high quality condensate and diversify receipt locations on the system. The combination of Peace, Cochin, Drayton Valley and Redwater condensate, all connected to Pembina's Canadian diluent hub, provides superior flexibility, flow assurance and enhanced value to Pembina customers across North America.

Positioned to capitalize on new third-party egress

Pembina's Edmonton Terminals are positioned to be the landing spot for heavy crude oil destined for overseas markets via the Trans Mountain Pipeline expansion, which is currently under construction and has an expected in-service date at the end of 2022. Given close operational ties with Trans Mountain, the largest number of inbound connections in the Edmonton area (12 inlets), and premium in-place assets, including pumps and manifolds, Pembina's terminals will be uniquely valuable to current and future customers as the Company supports Trans Mountain in maximizing operational efficiency and enhancing customers' netbacks. Current opportunities for customers to secure tank positions, as well as the flexibility to build out incremental storage in 2023, further solidify Pembina's footprint in the Edmonton market.

Further, as LNG Canada is expected to come on stream in 2025, providing liquefied natural gas export capability off Canada's West Coast, the incremental gas required to fill that capacity will generate incremental condensate and NGL that will require transportation from northeast British Columbia and NGL processing in Fort Saskatchewan, Alberta. Pembina is well situated to accommodate demand for these services through existing or new infrastructure, being the primary conduit to bring hydrocarbons from the field to the export pipelines.

"Pembina has a proven track record of disciplined and strategic capital allocation and this remains one of the Company's top priorities. Our history is one of developing strong franchises that are advantaged by their integration with the existing value chain, and ensuring new projects are supported by significant contractual underpinnings, strong counterparties, and robust underlying geology. Further, we have been, and will continue to be, unwavering in executing our strategy within Pembina's financial guardrails," concluded Mick Dilger, President and Chief Executive Officer." Mr. Dilger added, "Prudent financial stewardship through 2020 set the groundwork for 2021 and a return to growth, commencing with the reactivation of the Phase VII Peace Pipeline Expansion and Empress Co-generation Facility. These projects highlight the economic growth opportunities afforded by Pembina's industry-leading footprint, even during a period of overall slower industry growth."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently evaluating a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking statements can be identified by terminology such as "should", "may", "will", "continue", "if", "to be", "expects", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: expectations regarding adjusted EBITDA; 2021 guidance and the capital budget; Pembina's capital allocation plans, Pembina's corporate strategy and the development and expected timing of new business initiatives and growth opportunities and the expected timing thereof; expectations regarding global energy demand; expectations about industry activities and development opportunities; expectations about future growth opportunities and the demand for our services; expectations regarding new corporate developments and their impact on access to markets; planning, construction, capital expenditure and cost estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, power output, completion and in-service dates, rights, activities and operations with respect to planned construction of, or expansions on, deferred projects, existing pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; plans and activities related to deferred projects and estimated project costs; expected volumes and exit rates across Pembina's conventional pipelines business; levels and types of contracted volumes; expected contract expiries and renewals; greenhouse gas emissions reductions; the recognition of an impairment of Pembina's investments in CKPC and the Ruby Pipeline; the impact of current market conditions on Pembina; Pembina's hedging strategy and expected results therefrom; expected cost savings and efficiencies; Pembina's options for allocating capital, including any potential common share repurchases; Pembina's credit ratings; Pembina's ability to maintain its financial guardrails; Pembina's commitment to and the future level and sustainability and potential growth of cash dividends that Pembina intends to pay its shareholders, including the expected future cash flows, the sufficiency and expected uses thereof; and plans regarding the monetization of assets.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; that impacts from the COVID-19 pandemic on Pembina's business and growth projects are not materially greater than expected; the approval and availability of one or more vaccines for COVID-19 and the efficient distribution thereof and the resultant lessening of the impact of the COVID-19 pandemic into 2021; prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that the TSX will approve Pembina's normal course issuer bid as expected; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; the technology will be sufficient to obtain greenhouse gas emissions reductions and targets; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; the failure to realize the anticipated benefits or synergies of completed acquisitions, integration issues or otherwise; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to widespread epidemics or pandemic outbreaks, including risks relating to the ongoing COVID-19 pandemic; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and AIF for the year ended December 31, 2019, and in Pembina's management's discussion and analysis dated November 5, 2020 for the three and nine month period ended September 30, 2020, all of which can be found under Pembina's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, filed with the U.S. Securities and Exchange Commission at www.sec.gov and are available on Pembina's website at www.pembina.com.

The forward-looking statements are expressly qualified by the above statements and speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws.

Non-GAAP Measures

In this news release, Pembina has used the terms adjusted EBITDA and adjusted cash flow from operating activities, which do not have any standardized meaning under GAAP. Since non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP financial measures be clearly defined, qualified and reconciled to their most directly comparable GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under GAAP. The measures should not be considered in isolation or used in substitute for measures of performance prepared in accordance with GAAP.

Other issuers may calculate this non-GAAP measure differently. Investors should be cautioned that this measure should not be construed as an alternative to earnings or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, including reconciliations to, the most directly comparable measure recognized by GAAP, please refer to Pembina's management's discussion and analysis for the year ended December 31, 2019, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

_______________________________

For further information:

Investor Relations
Scott Arnold
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2020/14/c1256.html

%CIK: 0001546066

CO: Pembina Pipeline Corporation

CNW 07:30e 14-DEC-20